Filed by: ADVA Optical Networking SE Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies:
ADTRAN, Inc.
(Commission File No.: 000-24612)
ADVA Optical Networking SE

Ad-hoc notification pursuant to Article 17 of the Market-Abuse-Regulation (EU) No. 596/2014

ADVA Optical Networking SE: Approval of public exchange offer of Acorn HoldCo, Inc. by German Federal Ministry of Economics and Climate Protection

Munich, Germany, 6 July 2022.

Today, the German Federal Ministry for Economics and Climate Protection (“BMWK”) has granted the foreign direct investment approval that was required for closing the public exchange offer made by ADTRAN Inc.’s subsidiary, Acorn HoldCo, Inc. (“Acorn HoldCo”).

With the foreign direct investment approval by the BMWK, all offer conditions for Acorn HoldCo’s public exchange offer published on 12 November 2021 are fulfilled. The settlement of the exchange offer is expected by 15 July 2022, but at the latest on 18 July 2022. Acorn HoldCo’s shares will be admitted to trading on NASDAQ and the Frankfurt Stock Exchange.

Disclaimer To the extent any announcements in this document contain forward-looking statements, such statements do not represent facts and are characterized by the words “will”, “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADVA and the persons acting jointly with ADVA. Such forward-looking statements are based on current plans, estimates and forecasts, which ADVA and the persons acting jointly with ADVA have made to the best of their knowledge, but which they do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADVA or the persons acting jointly with ADVA . These expectations and forward-looking statements can turn out to be incorrect and the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.

Notifying person and contact for Investors:

Steven Williams

t: +49 89 890 66 59 18

investor-relations@adva.com

Contact for press:

Gareth Spence

Tel.: +44 1904 69 93 58

public-relations@adva.com